McLaughlin & Stern, llp
Founded 1898

260 Madison Avenue
	New York, New York 10016	Millbrook, New York
STEVEN W. SCHUSTER	(212) 448–1100
Partner	Fax (212) 448–0066	West Palm Beach, Florida
sschsuter@mclaughlinstern.com	www.mclaughlinstern.com
(212) 448-6216

                                  December 7, 2011

BY MAIL AND EDGAR TRANSMISSION

Kathleen Collins
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	China Intelligence Information Systems, Inc.
Item 4.01 and Item 4.02 Form 8-K
Filed November 17, 2011
File No. 333-131017

Dear Ms. Collins:

On behalf of our client, China Intelligence Information Systems Inc. (the “Registrant”), we are responding to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 21, 2011, with respect to the Company’s Report on Form 8K filed on November 17, 2011. For your convenience, the Commission’s comments have been repeated herein in bold, with responses immediately following each of the Commission’s comments.

Form 8-K Filed November 17, 2011

Item 4.01 Change in Registrant's Certifying Accountant

1.
 Please amend the Form 8-K to disclose whether there were any reportable events as described in Item 304(a)(1)(v)(A) through (D) of Regulation S-K, with Marcum Bernstein & Pinchuk LLP during the two most recent fiscal years and subsequent interim period through the date of their dismissal. To the extent that reportable events existed, revise to provide the information required by Item 304 (a)(l )(iv) of Regulation S-K.

McLaughlin & Stern, LLP

The Registrant confirmed with Marcum Bernstein & Pinchuk, the former certifying accountants, that during the Registrant’s past two fiscal years ended December 31, 2010 and 2009, and in the subsequent interim period through November 10, 2011 (the date of the dismissal  of Marcum), there was no reportable event under Item 304(a)(1)(v)(A)-(D) of Regulation S-K with Marcum.  A statement that there was no reportable event for these periods has been added to the Amendment to the Form 8K.

2.
We note that Marcum Bernstein & Pinchuk LLP was retained as your independent accountants from June 29, 2011 to November 10, 2011. Please describe the audit and/or review work performed during this period and tell us whether there were any findings reported to the company and or its board of directors

The Registrant engaged Marcum as its new auditor and terminated Kabani & Co. on June 29, 2011 In particular the Registrant was considering a financing in 2012 and wanted the audited financial statements for the two year periods that would be provided to investors to have audit reports issued by a more prominent accounting firm.  Therefore, the Registrant decided to do a re-audit for its 2010 financial statements.  At the time the Registrant  decided to do the 2010 re-audit, there were no “reportable events” or any events that had been brought to its attention that might require an adjustment to its financial statements.

Marcum performed the following work pursuant to its engagement.  Marcum was at the Registrant’s principal office for two weeks in July 2011 to do the preliminary audit work for income, expense, assets, receivables, and payables for the fiscal year ended December 31, 2010 but had not yet commenced work for financial statements for 2011.

Subsequent to July 2011, Marcum also reviewed information provided by the Registrant related to the two issues disclosed in the 8K regarding the valuation of the Amended and Restated Senior Secured Convertible Note and the Amended and Restated Series A Warrant and the accounting treatment of the variable interest entity.   Management of the Registrant discussed these two issues with Marcum.   Management analyzed these issues and concluded that there was an error in the financial statements that warranted a conclusion that the financial statements for 2009 and 2010 and the interim period ending March 31, 2011 should not be relied upon.   However, management is evaluating the financial impact of these issues to the financial statements.

3.	If you amend your Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

Marcum has also provided an updated letter which is filed as Exhibit 16.1.

McLaughlin & Stern, LLP

Item 4.02 Non-Reliance on Previously Issued Financial Statements

4.
We note your financial statements for the years ended December 31, 2010 and 2009 and the quarterly reports for the calendar quarters during 2009 and 2010 and for the period ended March 31, 2011 should no longer be relied upon. Considering part of the restatement adjustment relates to convertible debt and warrants that were issued during fiscal 2007, tell us how you considered whether financial statements for periods prior to fiscal 2009 should also no longer be relied upon.

In accordance with the terms of the Amended and Restated Senior Secured Convertible Note (the “Note”) and the Amended and Restated Series A Warrant (the “Warrant”)  were issued on December 8, 2008, the exercise price and conversion price were subject to adjustment based on certain milestones that were not reached as reported in the financial statements for the fiscal years ended December 31, 2008 and December 31, 2009.  The financial statements were completed in 2009 and 2010, respectively, which would have been the reset date for the Note and the Warrant.. The failure to meet these milestones did not affect the valuation of the warrants or debentures in prior periods.

Based upon the terms of the Note and the Warrant,  the conversion price of the Note and the exercise price of the Warrant were to be adjusted  upon the occurrence of the Registrant’s failure to meet certain Financial Milestones, which included (i) $16.5 million of Net Revenue and $4.575 million of EBITDA reported for the twelve month period ending December 31, 2008; and (i) $26.4 million of Net Revenue and $7.3 million of EBITDA reported for the twelve month period ending December 31, 2009.

Following December 8, 2008,  the Registrant failed to meet the Financial Milestones for the twelve month periods ending December 31, 2008 and December 31, 2009 (“Milestone Failures”). According to the Registrant’s audited financial statement for the fiscal year ended  December 31, 2008 and December 31, 2009, the net revenue for such periods were $2.36 million and $1.28 million, respectively, both below the $16.5 million and $26.4 million  milestone.

Pursuant to the Note and the Warrant, due to the milestone failure, the conversion price of the Note and the exercise price for the Warrant were subject to reset on the 10th trading date after the earlier to occur of the applicable Announcement Date (as defined in the Note) or Announcement Date Deadline. The Announcement Date is the date that “the Company announces its operating result from which achievement of each Financial Milestone can be determined.”  However, the Announcement Date could be later than “… the ninetieth (90th) day after the last Fiscal Quarter of such fiscal year” (the “Announcement Date Deadline.”). Whether or not the Registrant met the Financial Milestones was not fully determined until completion and release of eh audited financial statements for 2009 and 2010.  The effective date for measuring the reset for 2008 was March 31 2009 and for 2009 was March 31, 2010.  Since the Registrant failed to meet the milestones, the conversion price and the exercise price should have been adjusted to the lower of (1) the then existing exercise price or conversion price and (2) the average market price as of the date that is 10 trading days after such date.

McLaughlin & Stern, LLP

Since the dates of the reset did not occur until 2009 and 2010, and in accordance with the terms of the Note and the Warrant were only effective going forward from the respective Announcement Dates or Announcement Date Deadline, any adjustments to the value of the Note and the Warrant only applied to 2009 and 2010.     As a result, the Registrant believes that the financial statements for the periods prior to fiscal 2009 can still be relied upon.

Thank you very much for your review. Should you have any questions regarding this letter, please feel free to contact the undersigned at (212) 448-6216.

Very truly yours,

/s/ Steven Schuster

Steven Schuster